Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated May 15, 2023 in Amendment No. 2 to the Registration Statement (Registration no. 333-275239) on Form F-1/A of VCI Global Limited, relating to the audit of the consolidated statements of financial position of VCI Global Limited and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows in each of the three-years period ended December 31, 2022, and the related notes included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
January 8, 2024	Certified Public Accountants
PCAOB ID: 1171